AMERICAN BONANZA RESOURCES CORP.
                        Suite 206 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                                  (604)681-8123
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                                                                January 16, 2006

Mr. David Lyon
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-0408

Re: Form SB-2, filed December 13, 2005
    File No. 333-130286

Dear Mr. Lyon,

Thank you for your assistance in the review of our filing. In response to your comment letter dated January 12, 2006 we have filed, via EDGAR, an amended Registration Statement and provide this cover letter to assist you in your further review. We have also mailed marked copies of the amendment to you as requested.

GENERAL COMMENTS ON THIS FILING

1. There is no connection with our company, our officers, directors, promoters and their affiliates to either American Bonanza Gold Mining Corp or American Bonanza Gold Corp.

2. We have added a disclosure to the Plan of Distribution section stating the directors acting in their capacity as promoters do not intend to purchase any shares in the offering.

3.    We have included the geologist's consent as Exhibit 23.3.

COVER PAGE

4. We have added the disclosure that if the offering is terminated or if all the Units are not sold and the total offering amount is not deposited by the expiration date of the offering, all monies will promptly be returned to investors, without interest or deduction.

SUMMARY

5. We have added the disclosure that the one property in the Company's portfolio, on which the net proceeds of the offering will be spent, consists of one unpatented mineral claim known as the Twin Mineral Claims.
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6.    We have disclosed that we plan to commence phase one of our exploration program as soon as the offering is completed and the funds have been transferred to our operating account.

RISK FACTORS

WITHOUT THE FUNDING FROM THIS OFFERING WE WILL BE UNABLE TO IMPLEMENT OUR BUSINESS PLAN

7.    We have removed the risk factor.

THE LOSS OF THE SERVICES OF THOMAS GELFAND OR ROBERT GARDNER...

8. We have added a risk factor regarding our directors having no direct expertise in the mineral exploration field.

WE HAVE NOT YET HAD OUR PROPERTY EXAMINED...

9. We have revised the heading to clarify that a failure to find any ore reserves would likely lead to losses on the investors shares.

BASED ON CONSUMER DEMAND...

10.   We have removed the risk factor.

USE OF PROCEEDS

11. We have clarified that we will require full funding of $100,000 from the offering to implement the three phases of our exploration program.

PLAN OF DISTRIBUTION

12. We have disclosed the procedure we will follow in the event we are unable to sell all of the units.

DESCRIPTION OF SECURITIES

13.   We have provided a description of the warrants.

DESCRIPTION OF BUSINESS

14. We have removed the reference to a "consultant" and replaced it with "based on the recommendation of a business associate of our director, Thomas Gelfand, who is familiar with the property and the mineral claims in the area", as that is a better description of the association. There were no fees involved.
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GENERAL INFORMATION

15. We have identified who prepared the geologist report for the company and identified who was responsible for the previous work on the property.

16. We have identified the work done by Laurence Stephenson and referenced his report filed as an exhibit.

17. As noted in our response to comment 14 we have removed the reference to a consultant. We have identified Laurence Stephenson as the geologist we plan to use for the work to be done with the proceeds of the offering. There are no affiliations to disclose.

18. We have added a disclosure at the beginning of the section stating the source of information contained in the discussion is the geology report that has been included as Exhibit 99.3.

19.   We have revised it to ready "lack of any significant previous work".

20. The company owns the mineral title, but it is held in trust in the name of our president, Thomas Gelfand. This is standard practice in British Columbia as government regulations stipulate that in order obtain a Free Miner's Certificate, which is required to hold a mining claim in B.C., a corporation must be registered under the British Columbia Business Corporations Act. As the corporation is not registered in British Columbia the claim is held in trust for the company by Mr. Gelfand, as he is eligible to hold it as a Canadian citizen. We have also revised the summary of significant accounting policies to disclose how we will account for exploration costs.

NEW ACCOUNTING PRONOUNCEMENTS

21.   We have removed the pronouncements which refer to SFAS 123(R).

DESCRIPTION OF BUSINESS

22.   We have added the maps.

23. We have disclosed that we have all rights to exploit mineral reserves if any are found on the property. The mineral title included as Exhibit 10 to the registration statement is a title search and would reveal any competing claims, if they existed, which they do not. The claim is held in trust for the company by Thomas Gelfand, president of the company. To obtain a Free Miner's Certificate, which is required to hold a mining claim in B.C., Section 8(1) of the B.C. Mineral Tenure Act (MTA)
      stipulates that a corporation must be registered under the British
      Columbia Business Corporations Act. Section 8(2) of the MTA stipulates that an individual applicant must either be a resident of Canada or be authorized to work in Canada. As the corporation is not registered in British Columbia the claim is held in trust for the company by Mr.
      Gelfand, as he is eligible as a Canadian citizen.
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24.   We have clarified the timeframe for the exploration activities in both the section Requirements for Retention of Title and Compliance with Government Regulations.

25. We have stated that none of the results of the geologic survey indicate that there is a commercially viable reserve of any mineral on the property making up our claim.

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

26. The auditors have provided a revised audit opinion that references Note 3 in the going concern paragraph.

EXHIBIT 5: LEGAL OPINION OF PARSONS LAW FIRM

27. The legal opinion has been revised to cover all the securities registered by the registration statement.

Sincerely,

/s/ Thomas Gelfand
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Thomas Gelfand
President & Director